

November 19, 2014

Via E-mail
Mr. Yuen Ching Ho
Chief Financial Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

      Re: Nova LifeStyle, Inc.
            Form 10-K
            Filed March 31, 2014
            File No. 1-36259

Dear Mr. Ho:

We have reviewed your response dated November 6, 2014, and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2014

Note 15 – Stockholders' Equity, page 18

1. We have read your response to comment 2 in our letter dated October 20, 2014. Regardless of your determination that the warrant instruments are not considered indexed to your own common stock, you have told us that your "warrant instruments are considered to be physical settlement" even though you state the exercise of these warrants "may be accomplished through delivery <u>in cash</u> an amount equal to the number of shares the warrant is being exercised for multiplied by the exercise price" (emphasis added). Please confirm to us that the warrants give the counterparty a choice of net cash settlement or settlement in shares, as indicated by ASC 815-40-25-4a.2.

<u>Management's Discussion and Analysis, page 23</u>

<u>Results of Operations, page 27</u>

2. We note your disclosure on page 12 that the adjustment to fair value of the derivative liability is the amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to liabilities held at the reporting date. In MD&A in future filings please explain these gains and losses by identifying the primary factors that caused material changes in the fair value of the liability in each period presented. If a material increase in your stock price can reasonably be expected to cause material fair value adjustment losses then that fact should be disclosed so investors are made aware of the adverse impact on your operating results.

<u>Liquidity and Capital Resources, page 30</u>

3. In future filings please quantify how much of the $28.3 million gross receivables balance at December 31, 2013 has been collected in cash subsequent to that date. In light of any material uncollected accounts, please provide us your analysis regarding the adequacy of the allowance for doubtful accounts.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief